DREYFUS INVESTMENT PORTFOLIOS - CORE BOND PORTFOLIO
Statement of Investments
September 30,2004 (Unaudited)

Bonds and Notes - 87.3%	Prinicipal Amount a	Value ($)
Aerospace & Defense - 0.5%		
General Dynamics,		
Sr. Notes, 4.5%, 2010	378,000	**386,615**
Airlines - 0.3%		
American Airlines,		
Pass-Through Ctfs., Ser. 1999-1, 7.024%, 2009	159,000	156,345
Continental Airlines,		
Pass-Through Ctfs., Ser. 1998-1, Cl. A, 6.648%, 2017	126,873	118,837
US Air,		
Enhanced Equipment Notes, Ser. C, 8.93%, 2009	42,614 b	4
		275,186
Asset - Backed Ctfs.- Credit Cards - 0.7%		
MBNA Master Credit Card Note Trust,		
Ser. 2002-C1, Cl. C1, 6.8%, 2014	525,000	**582,897**
Asset - Backed Ctfs. - Home Equity Loans - 3.2%		
Ameriquest Mortgage Securities,		
Ser. 2003-IA1, Cl. A4, 4.965%, 2033	1,000,000	1,014,003
Conseco Finance Securitization,		
Ser. 2000-E, Cl. A5, 8.02%, 2031	99,858	100,152
Equity One ABS,		
Ser. 2004-3, Cl. AF3, 4.265%, 2034	567,000	571,282
Saxon Asset Securities Trust,		
Ser. 2004-2, Cl. AF2, 4.15%, 2035	820,000	825,674
The Money Store Home Equity Trust,		
Ser. 1998-B, Cl. AF8, 6.11%, 2010	28,186	28,328
		2,539,439
Auto Manufactering - 1.6%		
General Motors,		
Sr. Debs, 8.375%, 2033	1,187,000 c	**1,263,880**
Automotive, Trucks & Parts - 0.7%		
Lear,		
Sr. Notes, Ser. B, 8.11%, 2009	470,000	**543,190**
Banking - 1.3%		
Bank of America,		
Sr. Notes, 5.375%, 2014	319,000	331,900
Mizuho Financial Group Cayman,		
Gtd. Bank Notes, 5.79%, 2014	366,000 d	378,303
Rabobank Capital Funding II,		
Bonds, 5.26%, 2049	300,000 d	303,195
		1,013,398
Commercial Mortgage Pass - Through Ctfs. - 0.2%		
CS First Boston Mortgage Securities,		
Ser. 1998-C1, Cl. A1A, 6.26%, 2040	155,246	**158,284**
Diversified Financial Service - 2.2%		
American Express,		
Notes, 4.875%, 2013	208,000	211,261
Capital One Bank,		
Sub. Notes, 6.5%, 2013	315,000	345,038
Ford Motor Credit:		
Notes, 2.07%, 2007	125,000 e	122,737
Notes, 2.79%, 2007	275,000 e	274,906
Morgan Stanley,		
Sub. Notes, 4.75%, 2014	801,000	776,888
		1,730,830

Electric Utilities - 3.1%

Centerpoint Energy,			
Sr. Notes, Ser. B, 6.85%, 2015		597,000 c	646,542
Enserch Capital I,			
Notes, 3.355%, 2028		587,000 e	578,457
Jersey Central Power & Light,			
First Mortgage, 5.625%, 2016		301,000 d	315,369
Pacific Gas & Electric,			
First Mortgage, 4.8%, 2014		301,000	299,322
Public Service Company of Colorado,			
First Collateral Trust Bonds, Ser. 12, 4.875%, 2013		403,000	410,806
SCANA,			
Sr. Notes, 2.161%, 2006		271,000 e	271,670
			2,522,166

Foreign Governmental - 10.8%

Canadian Government,			
Bonds, 4%, 2031	CAD	640,000 f	778,842
Federative Republic of Brazil,			
Notes, 11.5%, 2008		445,000	515,088
New Zealand Government,			
Bonds, Ser. 413, 6.5%, 2013	NZD	2,630,000	1,827,083
Republic of Chile,			
Notes, 2.061%, 2008		770,000 e	772,888
Republic of Colombia,			
Notes, 10%, 2012		900,000	1,001,700
Republic of Peru,			
Notes, 9.125%, 2012		510,000	573,750
Republic of Philippines,			
Bonds, 8.875%, 2015		400,000	400,500
Republic of Ukraine,			
Sr. Notes, 11%, 2007		401,345	438,469
Republic of Venezuela,			
Notes, 5.375%, 2010		1,514,000	1,366,385
United Mexican States:			
Bonds, 8.3%, 2031		155,000	176,700
Notes, Ser A, 6.75%, 2034		175,000	168,525
Notes, Ser A, 7.5%, 2033		575,000	605,762
			8,625,692

Health Care - 1.3%

Bristol-Myers Squibb,			
Notes, 5.75%, 2011		279,000	299,623
Manor Care,			
Notes, 6.25%, 2013		328,000	353,796
Medco Health Solutions,			
Sr. Notes, 7.25%, 2013		368,000	410,879
			1,064,298

Media - 2.0%

British Sky Broadcasting,			
Notes, 6.875%, 2009		186,000	205,759
Comcast:			
Sr. Notes, 6.5%, 2015		418,000	452,352
Sr. Notes, 8.375%, 2013		229,000	277,753
Shaw Communications,			
Sr. Notes, 7.25%, 2011		207,000	226,147
Time Warner Entertainment,			
Sr. Notes, 8.375%, 2033		343,000	421,160
			1,583,171

Oil & Gas - 3.6%

EnCana,			
Bonds, 6.5%, 2034		768,000	823,663
Gazprom International,			
Gtd. Notes, 7.201%, 2020		340,000 d	345,100

Kerr-McGee,		
Notes, 6.95%, 2024	665,000	710,618
Petrobras International Finance,		
Notes, 7.75%, 2014	1,040,000	1,034,800
		2,914,181
Pipelines - 0.8%		
Plains All American Pipeline Finance:		
Bonds, 5.875%, 2016	250,000 d	259,060
Sr. Notes, 5.625%, 2013	375,000	388,580
		647,640
Property-Casualty Insurance - 0.5%		
Oil Casualty Insurance,		
Deferrable Sub. Debs., 8%, 2034	415,000 d	**413,611**
Real Estate Investment Trust - 0.3%		
EOP Operating,		
Sr. Notes, 7%, 2011	75,000	84,371
New Plan Excel Realty Trust,		
Sr. Notes, 6.875%, 2004	175,000	175,211
		259,582
Residential Mortgage Pass- Through Ctfs. - 1.9%		
Bank of America Mortgage Securities II,		
Ser. 2003-1, Cl. B4, 5.25%, 2018	139,316 d	135,899
Chase Mortgage Finance:		
Ser. 2003-S1, Cl. B3, 5.072%, 2018	324,932 d	305,533
Ser. 2003-S2, Cl. B3, 5%, 2018	255,796 d	237,967
Ser. 2003-S2, Cl. B4, 5%, 2018	127,433 d	106,088
Ser. 2003-S2, Cl. B5, 5%, 2018	256,696 d	109,096
Countrywide Home Loans:		
Ser. 2002-26, Cl. B3, 5.5%, 2017	183,463 d	176,033
Ser. 2003-15, Cl. B5, 4.874%, 2018	565,590 d	226,236
Residential Funding Mortgage Securities I,		
Ser. 2003-S1, Cl. B1, 5%, 2018	280,529 d	248,531
		1,545,383
Retail - 1.1%		
Saks,		
Notes, 7%, 2013	11,000	11,275
Tricon Global,		
Sr. Notes, 8.875%, 2011	690,000	859,022
		870,297
Structured Index - 1.6%		
AB Svensk Exportkredit,		
GSNE-ER Indexed Notes, 0%, 2007	1,315,000 d,g	**1,251,223**
Telecommunications - 2.4%		
British Telecommunications,		
Notes, 8.375%, 2010	359,000	433,441
Lucent Technologies,		
Debs., Ser. B, 2.75%, 2025	270,000 c	351,337
Qwest:		
Bank Note, Ser. A, 6.5%, 2007	418,000 e	433,675
Bank Note, Ser. B, 6.95%, 2010	249,000 e	245,887
Sprint Capital,		
Notes, 6%, 2007	189,000	200,166
Verizon Florida,		
Debs., 6.125%, 2013	269,000	287,517
		1,952,023
Technology - 0.6%		
First Data,		
Notes, 4.85%, 2014	465,000	**468,076**
U.S. Government - 9.9%		
U.S. Treasury Inflation Protection Securities,		
3.375%, 4/15/2032	3,958,941 h	5,005,305

U.S. Treasury Notes:		
3.375%, 9/15/2009	2,328,000	2,329,183
4.25%, 8/15/2014	224,000	226,415
4.75%, 5/15/2014	385,000 i	404,250
		7,965,153

U.S. Government Agencies/Mortgage-Backed - 36.7%

Federal Home Loan Mortgage Corp.:		
5.5%, 7/1/2034-9/1/2034	104,148	106,530
REMIC Gtd. Multiclass Mortgage Participation Ctfs.:		
Ser. 2586, Cl. WE, 4%, 12/15/2032	401,842	401,482
(Interest Only Obligations):		
Ser. 1999, Cl. PW, 7%, 8/15/2026	130 j	1
Ser. 2649, Cl. IU, 5%, 12/15/2021	4,700,092 j	588,462
Ser. 2752, Cl. GM, 5%, 3/15/2026	3,000,000 j	597,986
Ser. 2764, Cl. IQ, 5%, 1/15/2022	1,010,300 j	109,017
Federal National Mortgage Association:		
5%, 9/1/2017	183,254	186,755
5.5%, 8/1/2034-9/1/2034	2,200,793	2,234,657
6%, 9/1/2034	1,954	3,625
6.2%, 1/1/2011	1,923,251	2,114,356
(Interest Only Obligations):		
Ser. 2002-82, Cl. IB, 5.5%, 1/25/2021	107,248 j	77
Government National Mortgage Association I:		
5.5%	1,574,545 k	1,601,596
5.5%, 3/15/2033-9/15/2034	4,729,026	4,821,153
6%	1,618,000 k	1,677,154
6%, 12/15/2033-2/15/2034	13,839,533	14,374,609
Government National Mortgage Association II:		
3%, 7/20/2030	43,353 e	43,548
6.5%, 7/20/2031-9/20/2031	367,766	387,875
7%, 7/20/2031	27,634	29,422
7.5%, 5/20/2031-8/20/2031	88,035	94,445
		29,372,750
Total Bonds and Notes		
(Cost $69,654,739)		**69,948,965**

	Shares	Value ($)
Other Investments -12.7%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $10,202,000)	10,202,000 l	**10,202,000**

	Prinicipal Amount	Value ($)
Short-Term Investments - .9%		
Banking;		
Deutsche Bank AG,		
5.24%, 2/13/2005		
(Cost $750,000)	750,000 e	**738,750**

	Shares	Value ($)
Investment of Cash Collateral for Securities Loaned - 1.4%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $1,104,530)	1,104,530 l	**1,104,530**

Total Investment(cost $81,711,269)	102.3 %	**81,994,245**
Liabilities, Less Cash and Receivables	(2.3) %	**(1,851,938)**
Net Assets	100.0 %	**80,142,307**

a   Principal amount stated in U.S Dollars unless otherwise noted.

CAD- Canadian Dollars
NZD- New Zealand Dollars

b	*Non-income producing-security in default.*
c	*All or a portion of these securities are on loan. At September 30, 2004, the total market value of the fund's securities on loan is $1,062,716 and the total market value of the collateral held by the fund is $1,104,530*
d	*Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers, and are deemed to be liquid. At September 30, 2004, these securities amounted to $4,811,244 or 6.0% of net assets.*
e	*Variable rate security--interest rate subject to periodic change.*
f	*Principal amount for accrual purposes is periodically adjusted based on changes in the Canadian Consumer Price Index.*
g	*Security linked to Goldman Sachs Commodity Index-Excess Return.*
h	*Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*
i	*Partially held by a broker as collateral for open financial futures position.*
j	*Notional face amount shown.*
k	*Purchased on a forward commitment basis.*
l	*Investments in affiliated money market funds*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

DREYFUS INVESTMENT PORTFOLIOS - CORE BOND PORTFOLIO
Statement of Financial Futures
9/30/2004 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Depreciation at 9/30/2004 ($)
Financial Futures Long				
U.S. Treasury 10 Year Notes	117	13,177,125	December 2004	**(117,531)**

DREYFUS INVESTMENT PORTFOLIOS - CORE BOND PORTFOLIO
Statement of Options Written
9/30/2004 (Unaudited)

Issuer	Face Amount Covered by Contracts ($)	Value($)
Call Options:		
Federative Republic of Brazil,		
11.5%, 3/12/2008, October 2004 @ 115.10	445,000	3,248
Republic of Columbia,		
10%, 1/23/2012, October 2004 @ 112.35	450,000	1,350
Republic of Columbia,		
10%, 1/23/2012, October 2004 @ 113.20	450,000	900
Republic of Peru,		
9.125%, 2/21/2012, October 2004 @ $113	365,000	1,205
Republic of Philippines,		
8.875%, 3/17/2015, October 2004 @ $100.5	400,000	1,400
Republic of Venezuela,		
5.375%, 8/7/2010, October 2004 @ 88.30	440,000	5,588
United Mexican States		
7.5%, 4/8/2033, October 2004 @ $106.4	150,000	765
8.3%, 8/15/2031, October 2004 @ $115.13	155,000	915
(Premium received $ 12,745)		**15,371**

Dreyfus Investment Portfolios, Core Value Portfolio

Statement of Investments
September 30, 2004 (Unaudited)

Common Stocks--97.8%	Shares	Value ($)
Banking--15.7%		
Bank of America	61,310	2,656,562
Citigroup	63,800	2,814,856
Countrywide Financial	7,200	283,608
Fannie Mae	7,300	462,820
Freddie Mac	17,300	1,128,652
PNC Financial Services Group	7,400	400,340
SunTrust Banks	5,600	394,296
U.S. Bancorp	39,500	1,141,550
Wachovia	32,700	1,535,265
Wells Fargo	12,900	769,227
		11,587,176
Basic Industries--2.8%		
Bowater	9,500	362,805
Dow Chemical	19,100	862,938
International Paper	20,900	844,569
		2,070,312
Beverages & Tobacco--.7%		
Altria Group	10,500	**493,920**
Brokerage--8.7%		
Goldman Sachs	17,500	1,631,700
J.P. Morgan Chase & Co.	50,400	2,002,392
Merrill Lynch	18,500	919,820
Morgan Stanley	36,800	1,814,240
		6,368,152
Capital Goods--12.0%		
Boeing	27,900	1,440,198
Eaton	7,800	494,598
Emerson Electric	6,100	377,529
General Electric	45,200	1,517,816
NCR	8,300 a	411,597
Nokia, ADR	72,600	996,072
Tyco International	49,500	1,517,670
United Technologies	18,700	1,746,206
Xerox	26,500 a	373,120
		8,874,806
Consumer Durables--1.3%		
Koninklijke (Royal) Philips Electronics (New York Shares)	41,900	**959,929**
Consumer Non-Durables--2.5%		
Jones Apparel Group	9,700	347,260
Kimberly-Clark	6,300	406,917
Kraft Foods, Cl. A	22,900 b	726,388
Newell Rubbermaid	16,500	330,660
		1,811,225
Consumer Services--11.8%		
Advance Auto Parts	12,300 a	423,120
AutoZone	6,700 a	517,575

Clear Channel Communications	38,600	1,203,162
DST Systems	18,300 a	813,801
Liberty Media, Cl. A	162,064 a	1,413,198
Liberty Media International, Cl. A	8,103 a	270,333
McDonald's	30,500	854,915
Omnicom Group	17,700	1,293,162
Safeway	30,700 a	592,817
Viacom, Cl. B	39,600	1,328,976
		8,711,059
Energy--12.3%		
Apache	11,000	551,210
BP, ADR	19,200	1,104,576
ChevronTexaco	20,600	1,104,984
ConocoPhillips	9,500	787,075
Cooper Cameron	8,300 a	455,172
Exxon Mobil	58,904	2,846,830
Pioneer Natural Resources	13,400	462,032
Schlumberger	11,700	787,527
Total SA, ADR	9,700	991,049
		9,090,455
Health Care--2.6%		
Barr Pharmaceuticals	10,000 a	414,300
Boston Scientific	14,200 a	564,166
Caremark Rx	5,200 a	166,764
Medco Health Solutions	23,800 a	735,420
		1,880,650
Insurance--10.2%		
Allstate	9,300	446,307
American International Group	37,196	2,528,956
Genworth Financial, Cl. A	38,500	897,050
Hartford Financial Services Group	13,600	842,248
PMI Group	26,400	1,071,312
Prudential Financial	28,700	1,350,048
UnumProvident	25,600	401,664
		7,537,585
Merchandising--.6%		
Dollar General	21,300	**429,195**
Technology--7.5%		
Automatic Data Processing	28,600	1,181,752
Fairchild Semiconductor, Cl. A	33,400 a	473,278
Hewlett-Packard	19,600	367,500
International Business Machines	8,700	745,938
Microsoft	55,000	1,520,750
Oracle	79,200 a	893,376
SunGard Data Systems	15,300 a	363,681
		5,546,275
Telecommunications--1.8%		
Sprint (FON Group)	64,400	**1,296,372**
Utilities--7.3%		
ALLTEL	15,700	862,087
Entergy	10,600	642,466
Exelon	11,900	436,611
PG&E	12,900 a	392,160
PPL	8,300	391,594
TXU	13,800	661,296

Verizon Communications	51,250	2,018,225
		5,404,439
Total Common Stocks		
(cost $65,229,274)		**72,061,550**
Preferred Stocks--.9%	Shares	Value ($)
Consumer Services;		
News Corp, ADR		
(cost $421,447)	20,150	**631,300**
Investments of Cash Collateral		
for Securities Loaned--1.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $755,700)	755,700 c	**755,700**
Total Investment (cost $66,406,421)	**99.7%**	**73,448,550**
Cash and Receivables (net)	**0.3%**	**202,483**
Net Assets	**100.0%**	**73,651,033**

a Non-income producing.

b All or a portion of this security is on loan. At September 30, 2004, the total market value of the fund's securities on loan is $ 726,388 and the total market value of the collateral held by the fund is $ 755,700.

c Investment in affiliated money market mutual funds.

d Securities valuation policies and other investment related disclosures are hereby incorporated by reference the annual and semi-annual reports previously filed with the Securities and Exchange on Form N-CSR.

Dreyfus Investment Portfolios - Emerging Leaders Portfolio

Statement of Investments (Unaudited)
September 30, 2004

Common Stocks--97.7%	Shares		Value ($)
Autos & Transports--4.4%			
Golar LNG	35,000	a	547,400
Northwest Airlines	51,500	a	422,815
Wabtec	30,000		560,700
			1,530,915
Consumer--15.3%			
Aeropostale	20,000	a	524,000
Cott	17,500	a	504,700
Emmis Communications, Cl. A	24,500	a	442,470
Fossil	20,000	a	618,800
PETCO Animal Supplies	17,000	a	555,220
Pacific Sunwear of California	22,500	a	473,625
Penn National Gaming	12,500	a	505,000
Quiksilver	21,500	a	546,530
Ralcorp Holdings	14,500	a	523,450
Spanish Broadcasting System, Cl. A	55,000	a	541,200
			5,234,995
Energy--6.4%			
McMoRan Exploration	33,000	a,b	429,990
Plains Exploration & Production	25,000	a	596,500
Todco, Cl. A	35,000	a	607,250
Unit	16,500	a	578,820
			2,212,560
Financial Services--22.9%			
Accredited Home Lenders	13,500	a	520,020
GATX	21,000		559,860
Global Payments	10,000		535,500
MAF Bancorp	11,500		495,995
Max Re Capital	18,000		360,000
Montpelier Re Holdings	12,500		458,500
National Financial Partners	16,000		572,480
Nelnet, Cl. A	22,000	a	492,360
Partners Trust Financial Group	53,630		555,607
Provident Bancorp	45,000		528,300
Provident Financial Services	30,000		517,500
Saxon Capital	24,300	a	522,450
Texas Regional Bancshares, Cl. A	19,500		606,255
W Holding Company	30,000		570,000
Webster Financial	11,000		543,290
			7,838,117
Health Care--13.9%			
Akorn	160,000	a,b	480,000
Andrx	19,500	a	436,020
Dade Behring Holdings	11,000	a	612,898
First Horizon Pharmaceutical	30,500	a	610,305
Immunicon	53,500	a	535,000
Mariner Health Care	22,000	a	616,220

Renal Care Group	17,000	a	547,910
Rotech Healthcare	25,000	a	500,000
Techne	11,500	a	439,070
			4,777,423

Materials & Processing--10.6%

Agnico-Eagle Mines	39,000		556,920
Airgas	22,000		529,540
Allegheny Technologies	24,000		438,000
Crown Holdings	53,500	a	551,585
Hercules	36,500	a	520,125
Minefinders Corporation	85,000	a	585,650
Pope & Talbot	25,000		440,000
			3,621,820

Producer Durables--8.0%

AGCO	21,000	a	475,020
Joy Global	18,000		618,840
Manitowoc Co.	15,000	a	531,900
United Defense Industries	14,000	a	559,860
Universal Compression Holdings	16,000	a	545,120
			2,730,740

Technology--12.0%

ATMI	23,500	a	481,280
Alvarion	41,500	a	537,010
Ask Jeeves	17,500	a	572,425
Exar	31,500	a	446,040
Micrel	43,000	a	447,630
MicroStrategy, Cl. A	10,000	a	410,900
Sigmatel	25,000	a	530,250
Synaptics	33,500	a	675,360
			4,100,895

Utilities--4.2%

El Paso Electric	30,000	a	482,100
Westar Energy	17,500		353,500
Western Gas Resources	21,000		600,390
			1,435,990

Total Common Stocks
  (cost $27,581,700)   **33,483,455**

Other Investments--2.9%

Registered Investment Companies:

Dreyfus Institutional Preferred Plus Money Market Fund			
(cost $1,010,000)	1,010,000	c	**1,010,000**

Investment of Cash Collateral
  for Securities Loaned--2.5%

Registered Investment Company;

Dreyfus Institutional Cash Advantage Plus
Money Market Fund
(cost $862,800)

862,800	c	**862,800**

Total Investments (cost $29,454,500)	**103.1%**	**35,356,255**
Liabilities, Less Cash and Receivables	**(3.1%)**	**(1,074,807)**
Net Assets	**100.0%**	**34,281,448**

a Non-income producing.
b All or a portion of these securities are on loan. At September 30, 2004, the total market
   value of the portfolio's securities on loan is $730,590 and the total market value
   of the collateral held by the portfolio is $862,800.
c Investments in affiliated money market mutual funds.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi annual reports previously filed with the Securities and Exchange Commission on
Form N-CSR.

See notes to financial statements.

DREYFUS INVESTMENT PORTFOLIOS - FOUNDERS DISCOVERY PORTFOLIO
STATEMENT OF INVESTMENTS
September 30, 2004 (Unaudited)

Common Stocks-94.4%	Shares	Value ($)
Air Freight & Logistics-2.6%		
Forward Air	5,395 [a]	215,908
Pacer International	9,995 [a]	163,918
UTI Worldwide	3,355	197,307
		577,133
Apparel, Accessories & Luxury Goods-.6%		
Hot Topic	7,850 [a]	**133,764**
Banks- 2.5%		
BankAtlantic Bancorp, Cl. A	10,890	199,505
NewAlliance Bancshares	12,430	178,371
Southwest Bancorporation of Texas	8,080	162,731
		540,607
Broadcasting & Cable TV-1.0%		
Cumulus Media, Cl. A	15,655 [a]	**225,275**
Building Products-1.6%		
Trex	8,045 [a]	**356,232**
Casinos & Gaming-5.7%		
GTECH Holdings	24,450	619,074
Station Casinos	8,220	403,109
WMS Industries	9,130 [a,b]	234,550
		1,256,733
Commercial Services-1.9%		
Asset Acceptance Capital	5,315 [a]	90,196
Education Management	12,505 [a]	333,133
		423,329
Communications Equipment-6.4%		
ADTRAN	4,220	95,710
Avocent	11,505 [a]	299,475
Harris	8,021	440,674
Polycom	18,700 [a]	370,634
Powerwave Technologies	34,570 [a]	212,951
		1,419,444

Construction & Farm Machinery & Heavy Trucks-.7%

Wabtec	8,375	**156,529**

Electrical Components & Equipment-2.0%

AMETEK	14,600	**442,672**

Electronic Equipment Manufacturers-1.4%

Aeroflex	13,970	[a]	147,663
RadiSys	11,670	[a]	162,797
			310,460

Employment Services-1.3%

Gevity HR	18,120	**278,686**

Environmental Services-1.0%

Stericycle	4,880	[a,b]	**223,992**

General Merchandise Stores-1.2%

Tuesday Morning	8,205	[a]	**253,699**

Health Care-11.1%

AMERIGROUP	5,295	[a]	297,844
Dade Behring Holdings	2,960	[a]	164,925
Fisher Scientific International	6,675	[a]	389,353
Henry Schein	6,210	[a]	386,945
I-Flow	7,580	[a]	109,758
Merit Medical Systems	14,790	[a]	223,477
Mine Safety Appliances	7,780		316,802
ResMed	4,525	[a]	215,435
SFBC International	12,555	[a]	330,322
			2,434,861

Hotels, Resorts & Cruise Lines-3.9%

Choice Hotels International	5,305		305,515
Fairmont Hotels & Resorts	6,100		166,652
Gaylord Entertainment	12,510	[a]	387,810
			859,977

Industrial Machinery-1.3%

Actuant, Cl. A	6,960	[a]	**286,822**

IT Consulting & Other Services-1.2%

Lionbridge Technologies	15,420	[a]	132,458
Perot Systems, Cl. A	8,420	[a]	135,225
			267,683

Leisure Products-2.1%

Marvel Enterprises	18,890	[a]	275,038
Polaris Industries	3,500		195,370
			470,408

Office Services & Supplies-.8%

Herman Miller	6,755	[b]	**166,511**

Oil & Gas-4.6%

CARBO Ceramics	1,605		115,785
National-Oilwell	13,064	[a]	429,283
Quicksilver Resources	5,090	[a]	166,290
Superior Energy Services	22,435	[a]	289,860
			1,001,218

Other-2.2%

iShares S&P SmallCap 600/BARRA Growth Index Fund	1,770	[a]	167,035
Nasdaq-100 Index Tracking Stock	9,280	[a]	326,192
			493,227

Pharmaceuticals-8.3%

Endo Pharmaceuticals Holdings	11,830	[a]	217,199
Eon Labs	9,470	[a]	205,499
Impax Laboratories	22,545	[a]	346,291
MGI Pharma	11,890	[a]	317,344
Medicis Pharmaceutical, Cl. A	9,930		387,667
Salix Pharmaceuticals	16,960	[a]	364,979
			1,838,979

Publishing-.9%

Getty Images	3,650	[a]	**201,845**

Recreation-.9%

LIFE TIME FITNESS	7,390	[a]	**189,627**

Restaurants-3.5%

RARE Hospitality International	11,240	[a]	299,546
Red Robin Gourmet Burgers	4,440	[a]	193,894
Ruby Tuesday	9,980		278,142
			771,582

Semiconductors & Equipment-3.8%

Brooks Automation	8,799	[a]	124,506
Entegris	22,980	[a]	191,653
Semtech	14,945	[a]	286,496
Sigmatel	10,800	[a]	229,068
			831,723

Soft Drinks-1.3%

Cott	10,275	[a]	**296,331**

Software-5.7%

Altiris	15,860	[a]	501,969
Concur Technologies	12,645	[a]	132,646
Macrovision	12,946	[a]	311,740
Quest Software	9,470	[a]	105,306
Sonic Solutions	12,775	[a,b]	208,488
			1,260,149

Specialty Stores-4.2%

Advance Auto Parts	6,665	[a]	229,276
Guitar Center	8,725	[a]	377,793
PETCO Animal Supplies	9,730	[a]	317,782
			924,851

Steel-.6%

GrafTech International	8,860	[a]	**123,597**

Technology Distributors-1.9%

Insight Enterprises	25,248	[a]	**425,176**

Trading Companies & Distributors-2.9%

Fastenal	3,810	219,456
Hughes Supply	13,730	412,861
		632,317

Trucking-3.3%

J.B. Hunt Transport Services	8,425	312,904
Knight Transportation	7,725 [a]	165,470
Overnite	7,990	251,126
		729,500

Total Common Stocks
  (cost $17,955,474) | | **20,804,939**

	Shares	Value ($)
Investment of Cash Collateral		
for Securities Loaned- 3.2%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $715,435)	715,435 [c]	**715,435**

Total Investments (cost $18,670,909)	**97.6%**	**21,520,374**
Cash and Receivables (Net)	**2.4%**	**526,921**
Net Assets	**100.0%**	**22,047,295**

[a] Non-income producing.

[b] All or a portion of these securities are on loan. At September 30, 2004, the total market value of the
   portfolio's securities on loan is $691,848 and the total market value of the collateral held by the portfolio
   is $715,435.

[c] Investment in affiliated money market mutual fund.

  Securities valuation policies and other investment related disclosures are hereby incorporated by reference
   to the annual and semi annual reports previously filed with the Securities and Exchange Commission on
   Form N-CSR.

See notes to financial statements.

DREYFUS INVESTMENT PORTFOLIOS - FOUNDERS GROWTH PORTFOLIO

STATEMENT OF INVESTMENTS

September 30, 2004 (Unaudited)

Common Stocks--92.2%	Shares		Value ($)
Air Freight & Logistics--1.6%			
FedEx	3,720		**318,767**
Airlines--.4%			
Southwest Airlines	5,417		**73,780**
Application Software--5.0%			
Amdocs	2,700	a	58,941
Autodesk	7,034		342,063
Mercury Interactive	5,832	a	203,420
SAP, ADR	10,062		391,915
			996,339
Banking--.8%			
Freddie Mac	2,505		**163,426**
Biotechnology--2.8%			
Amgen	3,442	a	195,093
Biogen Idec	1,700	a	103,989
Genzyme	2,291	a	124,653
Gilead Sciences	3,830	a	143,165
			566,900
Broadcasting & Cable TV--2.3%			
Comcast, Cl. A	11,921	a	332,834
Cox Communications, Cl. A	3,965	a	131,361
			464,195
Communications Equipment--2.3%			
Avaya	7,620	a	106,223
Cisco Systems	20,085	a	363,539
			469,762
Computer & Electronics Retail--.8%			
Best Buy	2,819		**152,903**
Computer Hardware--4.0%			
Apple Computer	9,058	a	350,997
Dell	3,476	a	123,746
International Business Machines	3,893		333,786
			808,529
Computer Storage & Peripherals--1.2%			
EMC	21,484	a	**247,925**
Consumer Finance--.7%			
MBNA	5,627		**141,800**

Data Processing & Outsourced Services--2.0%

Automatic Data Processing	6,505		268,787
Paychex	4,296		129,524
			398,311

Department Stores--3.7%

Kohl's	15,329	a	**738,705**

Diversified Financial--2.5%

Citigroup	4,689		206,879
JPMorgan Chase & Company	2,585		102,702
Wells Fargo & Company	3,243		193,380
			502,961

Electrical Components & Equipment--.8%

Emerson Electric	2,642		**163,513**

Electrical Household Appliances--.3%

Motorola	3,342		**60,290**

Employment Services--1.3%

Manpower	2,649		117,854
Monster Worldwide	6,151	a	151,561
			269,415

Food Retail--1.3%

Kroger	16,603	a	**257,679**

Home Entertainment Software--.9%

Electronic Arts	3,897	a	**179,223**

Hotels, Resorts, & Cruise Lines--2.6%

Carnival	7,976		377,185
Four Seasons Hotels	1,139		73,010
Wynn Resorts	1,554	a	80,326
			530,521

Household Products--1.1%

Procter & Gamble	4,086		**221,134**

Hypermarkets & Super Centers--2.0%

Wal-Mart Stores	7,675		**408,310**

IT Consulting & Services--1.9%

Accenture, Cl. A	14,359	a	**388,411**

Industrial Conglomerates--1.1%

General Electric	6,390		**214,576**

Industrial Machinery--.8%

Illinois Tool Works	1,708		**159,134**

Integrated Oil & Gas--.7%

Exxon Mobil	2,922		**141,220**

Internet Retail--.7%

eBay	1,566	a	**143,978**

Investment Banking & Brokerage--2.6%

Goldman Sachs Group	3,295		307,226
Morgan Stanley	4,268		210,412
			517,638

Leisure Facilities--3.5%

Royal Caribbean Cruises	15,957		**695,725**

Mortgage--.8%

PMI Group	3,877		**157,329**

Movies & Entertainment--4.9%

Time Warner	21,840	a	352,498
Viacom, Cl. B	8,833		296,435
Walt Disney	14,725		332,049
			980,982

Multi-Line Insurance--1.8%

American International Group	5,337		**362,863**

Oil & Gas Drilling--.3%

Diamond Offshore Drilling	1,675	b	**55,258**

Other--4.8%

Standard & Poors Depository Receipts	8,671	b	**969,071**

Personal Products--3.4%

Estee Lauder Cos., Cl. A	6,939		290,050
Gillette	9,413		392,899
			682,949

Pharmaceuticals--6.4%

Abbott Laboratories	7,756		328,544
Johnson & Johnson	5,632		317,251
Pfizer	16,950		518,670
Wyeth	3,160		118,184
			1,282,649

Property & Casualty Insurance--.8%

Allstate	3,284		**157,599**

Publishing--1.3%

Gannett	2,986		**250,107**

Railroads--1.8%

Burlington Northern Santa Fe	2,956		113,244
Canadian National Railway	3,001		145,548
Union Pacific	1,756		102,902
			361,694

Restaurants--1.0%

Cheesecake Factory	4,687	a	**203,416**

Semiconductors--4.2%

Intel	13,001	260,800
Linear Technology	6,916	250,636
Maxim Integrated Products	5,662	239,446
Texas Instruments	4,702	100,058
		850,940

Soft Drinks--1.0%

Coca-Cola	4,761	**190,678**

Specialty Stores--1.0%

Weight Watchers International	5,383	a,b	**208,968**

Systems Software--6.2%

Adobe Systems	3,654		180,763
Microsoft	32,630		902,220
VERITAS Software	9,125	a	162,425
			1,245,408

Trading Companies & Distributors--.8%

W.W. Grainger	2,789	**160,786**

Total Common Stocks

(cost $16,742,961)		**18,515,767**

Investment of Cash Collateral

for Securities Loaned--6.4%	Shares	Value ($)

Registered Investment Company;
  Dreyfus Institutional Cash Advantage Plus
  Money Market Fund

(cost $1,274,818)	1,274,818	**1,274,818**

Total Investments (cost $18,017,779)	**98.6%**	**19,790,585**
Cash and Receivables (Net)	**1.4%**	**284,052**
Net Assets	**100.0%**	**20,074,637**

a Non-income producing.

b All or a portion of these securities are on loan. At September 30, 2004, the total market value of the
   fund's securities on loan is $1,233,297 and the total market value of the collateral held by the fund
   is $1,274,818.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi annual reports previously filed with the Securities and Exchange Commission on
Form N-CSR.

See notes to financial statements.

Dreyfus Daily Outstanding Loan and Spread Report

Date	Account Name	Account #	Cusip	Security Name	Qty	Market Value	Collateral Held	Broker
9/30/2004	Dreyfus Inv Port Founders Growth Port	DRFF7200002	25271C102	Diamond Offshore Drilling	1675	55258.25	56,950.00	Banc of America
9/30/2004	Dreyfus Inv Port Founders Growth Port	DRFF7200002	948626106	Weight Watchers	1298	50388.36	53,218.00	Goldman Sachs
9/30/2004	Dreyfus Inv Port Founders Growth Port	DRFF7200002	948626106	Weight Watchers	4085	158579.7	167,485.00	UBS Securities
9/30/2004	Dreyfus Inv Port Founders Growth Port	DRFF7200002	667280101	SPDR Trust	2573	287558.48	295,895.00	Banc of America
9/30/2004	Dreyfus Inv Port Founders Growth Port	DRFF7200002	78462F103	SPDR Trust	3293	368025.68	378,695.00	Deutsche Bank
9/30/2004	Dreyfus Inv Port Founders Growth Port	DRFF7200002	78462F103	SPDR Trust	2805	313486.8	322,575.00	Lehman Brothers

Dreyfus Investment Portfolios, Founders International Equity Portfolio

Statement of Investments
September 30, 2004 (Unaudited)

Common Stocks--95.8%	Shares		Value ($)
Australia--4.0%			
BHP Billiton	11,100		116,645
Boral	11,200		56,171
Oil Search	62,100		67,352
Publishing & Broadcasting	5,500		54,847
QBE Insurance Group	4,800		45,770
			340,785
Belgium--1.1%			
Colruyt	300		42,148
Colruyt (Rights)	300		399
Delhaize	800		50,876
			93,423
Canada--4.4%			
ATI Technologies	3,100	a	47,624
Axcan Pharma	3,200	a	49,769
Canadian Tire	1,100		43,311
Canfor	3,900		49,310
Husky Energy	1,700		41,493
Research In Motion	700		53,459
Sun Life Financial	1,500		45,410
Telus	2,100		43,615
			373,991
Denmark--1.7%			
A P Moller-Maersk	4		31,047
DS Svendborg, Cl. B	6		46,017
Novo Nordisk, Cl. B	1,300		71,247
			148,311
Finland--1.5%			
Fortum	9,000		**125,884**
France---10.1%			
BNP Paribas	1,996		129,045
Bouygues	2,400		90,114
Carrefour	1,400		65,917
Renault	1,000		81,871
Sanofi-Aventis	2,100		152,478
Societe Generale	1,000		88,585
Suez	4,400		94,421
Total	811		165,364
			867,795

Germany--8.0%

BASF	1,700	100,291
Continental	2,000	108,664
Deutsche Telekom	2,540 a	47,054
E.ON	1,230	90,609
Merck	1,600	90,512
Metro	1,300	57,863
SAP	690	107,320
Thyssen Krupp	4,220	82,321
		684,634

Greece--.7%

Alpha Bank	2,216	**56,481**

Italy--2.3%

Bank Intesa	11,400	43,371
Eni	3,000	67,287
Mediaset	7,400	84,092
		194,750

Japan--18.8%

ASAHI BREWERIES	4,300	43,856
CANON	1,000	47,087
CASIO COMPUTER	4,000	47,232
CITIZEN ELECTRONIC	2,100	110,717
Daiwa Securities	6,000	38,069
Eisai	2,800	76,357
FUJITSU	7,000	40,533
Hitachi	7,000	42,378
ITO-YOKADO	1,000	34,361
KDDI	19	92,401
KYOCERA	1,100	77,493
Kawasaki Kisen Kaisha	7,000	47,977
Mitsubishi	9,000	97,437
Mitsubishi Tokyo Financial	8	66,830
NIPPON STEEL	19,000	45,250
NIPPON TELEGRAPH & TELEPHONE	18	71,830
NISSAN MOTOR	8,700	94,900
NSK	9,000	38,696
ONO PHARMACEUTICAL	2,000	88,901
SANKYO	3,400	72,012
SANYO SHINPAN FINANCE	800	42,905
Sompo Japan Insurance	4,000	33,961
TDK	600	40,033
Takeda Pharmaceutical	2,200	100,250
Toyota Motor	3,100	118,916
		1,610,382

Netherlands--5.1%

ABN Amro	1,800	40,932
ASML Holding	2,500 a	32,201

ING Groep	6,000		151,583
Koninklijke (Royal) KPN	19,200		143,944
Koninklijke (Royal) Philips Electronics	3,000		68,779
			437,439
Norway--1.7%			
Norsk Hydro	1,340		97,819
Orkla	1,600		44,336
			142,155
Singapore--.5%			
Keppel	8,900		**41,759**
South Africa--.5%			
Old Mutual	22,000		**45,537**
Spain--2.5%			
ACS	2,800		51,070
Repsol-YPF	4,300		94,521
Telefonica	4,600		68,916
			214,507
Sweden--2.5%			
Telefonaktiebolaget LM Ericsson, Cl. B	36,900	a	114,494
Volvo, Cl. B	2,800		98,796
			213,290
Switzerland--7.5%			
Baloise	900	a	34,863
Credit Suisse	2,450		78,382
Logitech International	1,100	a	53,428
Micronas Semiconductor	1,800	a	76,590
Novartis	4,130		195,293
Saurer	1,600	a	87,347
Serono, Cl. B	100		61,916
UBS	788		55,608
			643,427

United Kingdom--22.9%

AstraZeneca	3,850	157,985
Aviva	4,500	44,636
BAE SYSTEMS	16,900	68,813
BP	17,853	170,616
Barclays	19,769	189,822
Boots	3,600	41,872
Friends Provident	17,500	44,149
HBOS	6,700	90,553
HSBC	3,800	60,377
Reckitt Benckiser	1,675	41,088
Royal Bank of Scotland	3,315	95,852
SABMiller	12,600	166,526
Shell Transport & Trading	7,600	55,833
Shire Pharmaceuticals	9,900 a	93,761
Tesco	27,200	140,566
United Business Media	6,700	56,656
Vodafone	135,950	325,733
Xstrata	6,600	108,631
		1,953,469

Total Investments (cost $6,820,131)	95.8%	**8,188,019**
Cash and Receivables (Net)	4.2%	**355,164**
Net Assets	100.0%	**8,543,183**

a Non-income producing.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

 See notes to statement of investments.

DREYFUS INVESTMENT PORTFOLIOS, MIDCAP STOCK PORTFOLIO
STATEMENT OF INVESTMENTS
9/30/2004 (Unaudited)

Common Stock--98.0%	Shares		Value($)
Consumer Cyclical--14.3%			
Abercrombie & Fitch, Cl. A	62,600		1,971,900
Aeropostale	73,200	a	1,917,840
Applebee's International	100,100		2,530,528
Autoliv	44,800		1,809,920
Bandag	46,900		2,054,220
Barnes & Noble	68,200	a	2,523,400
CBRL Group	39,200		1,414,336
Claire's Stores	110,400		2,764,416
Coach	39,400	a	1,671,348
Dollar General	105,000		2,115,750
GTECH Holdings	140,800	b	3,565,056
Gentex	68,800		2,416,944
HNI	39,900		1,579,242
Harrah's Entertainment	43,600		2,309,928
La-Z Boy	80,600		1,223,508
Lear	28,000		1,524,600
May Department Stores	78,400		2,009,392
Michaels Stores	53,200		3,149,972
Nordstrom	73,800		2,822,112
Pep Boys-Manny, Moe & Jack	75,100		1,051,400
Polaris Industries	32,800		1,830,896
Timberland, Cl. A	31,400	a	1,783,520
Tuesday Morning	68,000	a	2,102,560
V. F.	48,500		2,398,325
Whole Foods Market	52,000		4,461,080
			55,002,193
Consumer Staples--3.7%			
Blyth	82,900		2,561,610
Bunge	27,700		1,107,446
Del Monte Foods	118,900	a	1,247,261
Fresh Del Monte Produce	74,300	b	1,850,813
Jarden	42,200	a	1,539,878
Sensient Technologies	68,800		1,488,832
Smithfield Foods	72,000	a	1,800,000
Tyson Foods, Cl. A	166,600		2,668,932
			14,264,772
Energy--10.2%			
Amerada Hess	13,500		1,201,500
Cal Dive International	64,100	a	2,283,242
Energen	43,800		2,257,890
Grant Prideco	94,600	a	1,938,354
Houston Exploration	50,300	a	2,985,305
Hydril	43,000	a	1,846,850
Magnum Hunter Resources	213,800	a	2,467,252
Newfield Exploration	40,000	a	2,449,600
Pogo Producing	58,700		2,785,315
Precision Drilling	47,300	a	2,719,750
Questar	96,600		4,426,212
Sunoco	27,700		2,049,246
Superior Energy Services	171,300	a	2,213,196
TETRA Technologies	56,300	a	1,748,115
Unit	50,900	a	1,785,572
Valero Energy	25,800		2,069,418
Varco International	70,200	a	1,882,764
			39,109,581

Health Care--10.4%

Affymetrix	64,900 a,b	1,993,079
Apria Healthcare Group	81,300 a	2,215,425
Beckman Coulter	55,500	3,114,660
Bradley Pharmaceuticals	64,400 a,b	1,310,540
Charles River Laboratories International	47,700 a,b	2,184,660
Coventry Health Care	78,500 a	4,189,545
Diagnostic Products	39,100	1,598,017
Health Net	105,200 a	2,600,544
Henry Schein	45,400 a	2,828,874
IVAX	189,625 a	3,631,319
ImClone Systems	20,900 a,b	1,104,565
Invacare	36,000	1,656,000
Millipore	46,000 a	2,201,100
PacifiCare Health Systems	73,500 a	2,697,450
Select Medical	91,500	1,228,845
Varian Medical Systems	112,600 a	3,892,582
Watson Pharmaceuticals	52,200 a	1,537,812
		39,985,017

Interest Sensitive--19.1%

Astoria Financial	66,300	2,352,987
Bank of Hawaii	72,700	3,435,075
Bear Stearns Cos.	27,700	2,663,909
CIT Group	67,300	2,516,347
CharterMac	50,900	1,119,291
Cincinnati Financial	56,000	2,308,320
Colonial BancGroup	139,200	2,846,640
Commerce Bancshares	49,000	2,356,410
Dime Bancorp (warrants)	19,900 a	2,786
Doral Financial	57,100	2,367,937
Everest Re Group	46,900	3,486,077
FelCor Lodging Trust	157,200 a	1,777,932
Fidelity National Financial	124,000	4,724,400
First American	99,300	3,061,419
First Horizon National	48,900	2,120,304
General Growth Properties	52,800	1,636,800
Hibernia, Cl. A	147,800	3,903,398
Huntington Bancshares	89,800	2,236,918
Investors Financial Services	80,900 b	3,651,017
Jefferies Group	52,900	1,823,463
Lincoln National	57,100	2,683,700
New Century Financial	42,200	2,541,284
New York Community Bancorp	177,200	3,639,688
Northwest Bancorp	47,700	1,081,359
Phoenix Companies	142,300	1,482,766
Piper Jaffray	39,100 a	1,547,969
Popular	29,828	784,476
South Financial Group	68,600	1,934,520
Trizec Properties	99,000	1,581,030
Unitrin	52,400	2,178,268
Webster Financial	34,250	1,691,608
Weingarten Realty Investors	57,100	1,884,871
		73,422,969

Producer Goods--14.3%

Albemarle	62,300	2,186,107
Baldor Electric	59,400	1,405,404
Bemis	90,700	2,410,806
Cabot	66,200 b	2,553,334
Cooper Industries, Cl. A	34,400	2,029,600
Crane	60,200	1,740,984
Energizer Holdings	62,800 a	2,895,080
Harsco	45,800	2,056,420
Hovnanian Enterprises, Cl. A	51,600 a	2,069,160
International Steel Group	53,200 a	1,792,840
J.B. Hunt Transport Services	92,300	3,428,022
KB HOME	28,200	2,382,618
Lennar, Cl. A	98,500	4,688,600
Lubrizol	82,900	2,868,340
Orbital Sciences	133,000 a	1,518,860
Overseas Shipholding Group	55,000	2,730,200
Rockwell Automation	54,600	2,113,020
Ryland Group	30,000	2,779,800
Sherwin-Williams	40,300	1,771,588
Sigma-Aldrich	34,400 b	1,995,200
Teledyne Technologies	55,500 a	1,389,720
Timken	88,500	2,178,870
Yellow Roadway	37,500 a	1,758,375
York International	72,700	2,296,593
		55,039,541

Services--10.0%

Acxiom	116,500	2,765,710
Catalina Marketing	65,100	1,502,508
ChoicePoint	67,400 a	2,874,610
Cox Radio, Cl. A	87,600 a	1,306,992
Equifax	66,500	1,752,940
FactSet Research Systems	60,200	2,901,640
Gemstar-TV Guide International	282,800 a	1,597,820
Getty Images	44,700 a	2,471,910
Hearst-Argyle Television	43,800	1,070,910
Hewitt Associates, Cl.A	90,700 a	2,399,922
ITT Educational Services	50,900 a,b	1,834,945
MPS Group	223,000 a	1,875,430
Manpower	68,800	3,060,912
Media General, Cl. A	38,000	2,126,100
Republic Services	126,700	3,770,592
Washington Post, Cl. B	5,500	5,060,000
		38,372,941

Technology--11.4%

Activision	163,500 a	2,267,745
Altera	72,700 a	1,422,739
Amphenol, Cl. A	77,500 a	2,655,150
Arrow Electronics	145,500 a	3,285,390
Cabot Microelectronics	66,500 a	2,410,625
CheckFree	61,800 a	1,710,006
Citrix Systems	86,800 a	1,520,736
Digital River	82,100 a	2,444,938
Harris	69,600	3,823,824
Integrated Circuit Systems	106,400 a	2,287,600
Lam Research	133,900 a,b	2,929,732
McAfee	143,100 a	2,876,310
Microchip Technology	64,900	1,741,916
Plantronics	54,100	2,339,284
SanDisk	70,400 a	2,050,048
Storage Technology	110,300 a	2,786,178
Tech Data	62,600 a	2,413,230
Zebra Technologies, Cl. A	48,150 a	2,937,631
		43,903,082

Utilities--4.6%			
Alliant Energy	120,400		2,995,552
CenturyTel	44,600		1,527,104
Great Plains Energy	100,100		2,917,915
Northeast Utilities	179,100		3,472,749
SCANA	95,800	b	3,577,172
WPS Resources	66,500		2,991,835
			17,482,327
Total Common Stock			
(cost $334,617,146)			**376,582,423**

Short-Term Investments--2.1%	Principal Amount ($)	Value($)
Repurchase Agreement; Greenwich Capital Markets, Tri-Party Repurchase Agreement, 1.75%, dated 9/30/2004, due 10/1/2004, in the amount of $7,960,387 (fully collateralized by $6,425,000 Federal Home Loan Banks, Bonds, 4.65%, 4/7/2014 value $6,510,362 and $1,630,000 Federal Home Loan Banks, Variable Rate Bonds, Ser. 1S13, 4%, 6/26/2013, value $1,610,131) (cost $7,960,000)	7,960,000	**7,960,000**

Investment of Cash Collateral for Securities Loaned--5.7%	Shares		Value($)
Registered Investment Company;			
Dreyfus Institututional Cash Advantage Fund			
(cost $22,054,314)	22,054,314	c	**22,054,314**
Total Investments (cost $364,631,460)	**105.8%**		**406,596,737**
Liabilities, Less Cash and Receivables	**(5.8%)**		**(22,233,827)**
Net Assets	**100.0%**		**384,362,910**

a *Non-income producing.*

b *All or a portion of these securities are on loan. At September 30, 2004 the total market value of the portfolio's securities on loan is $21,498,276 and the total market value of the collateral held by the portfolio is $22,054,314.*

c *Investment in affiliated money market mutual fund.*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

See notes to financial statements.

Dreyfus Investment Portfolios,Small Cap Stock Index Portfolio
Statement of Investments
September 30, 2004 (Unaudited)

Common Stocks--100.0%	Shares	Value($)
Consumer Cyclical--16.4%		
ALLETE	16,600	539,500
Action Performance Cos.	6,900	69,897
Advanced Marketing Services	7,400	79,846
Albany International, Cl. A	17,700	527,637
Angelica	5,700	141,816
Applica	13,200 a	53,328
Arctic Cat	13,600	352,920
Argosy Gaming	17,400 a	682,080
Ashworth	7,800 a	63,960
Aztar	19,000 a	503,500
Bally Total Fitness Holdings	15,000 a,b	54,600
Bassett Furniture	8,200	154,816
Brown Shoe	13,200	330,792
Burlington Coat Factory Warehouse	22,400	475,552
CEC Entertainment	22,750 a	836,062
CPI	5,700	75,525
Casey's General Stores	28,500	529,815
Cato, Cl. A	13,300	295,925
Children's Place Retail Stores	16,100 a	384,951
Christopher & Banks	21,150	338,612
Coachmen Industries	6,800	107,304
Cost Plus	10,800 a	382,104
Department 56	9,700 a	158,110
Dress Barn	19,300 a	336,785
Electronics Boutique Holdings	13,900 a	473,990
Enesco Group	5,000 a	34,250
Ethan Allen Interiors	22,000	764,500
FLYi	22,300 a	87,193
Fedders	9,200	37,628
Fleetwood Enterprises	30,000 a	455,400
Fossil	41,100 a	1,271,634
Fred's	19,500	350,220
Frontier Airlines	17,400 a	133,632
Genesco	11,900 a	280,245
Goody's Family Clothing	21,200	178,504
Great Atlantic & Pacific	15,000 a	91,500
Group 1 Automotive	13,200 a	360,096
Guitar Center	14,500 a	627,850
Gymboree	14,900 a	214,560
Haggar	2,200	37,708
Hancock Fabrics	8,400	100,632
Haverty Furniture	16,500	289,410
Hibbett Sporting Goods	14,800 a	303,252
Hot Topic	26,850 a,b	457,524
IHOP	11,000	420,310
Insight Enterprises	27,000 a	454,680
Interface, Cl. A	21,300 a	170,826
J. Jill Group	12,500 a	248,125
JAKKS Pacific	15,200 a,b	349,600
Jack in the Box	22,000 a	698,060
Jo-Ann Stores	13,925 a	390,457

K-Swiss	22,400	431,200
K2	27,000 a	386,370
Kellwood	16,400	597,780
La-Z Boy	31,000 b	470,580
Landry's Restaurants	17,500	477,575
Linens 'n Things	25,500 a	590,835
Lone Star Steakhouse & Saloon	13,100	338,373
Longs Drug Stores	19,500	471,900
Marcus	18,200	354,354
Men's Wearhouse	20,300 a	589,715
Mesa Air Group	21,300 a	108,630
Midas	10,000 a	162,000
Monaco Coach	18,200	394,030
Movie Gallery	20,000	350,600
Multimedia Games	18,600 a	288,300
NBTY	39,300 a	847,308
National Presto Industries	3,500	146,370
Nautilus Group	20,600 b	465,354
O'Charleys	13,600 a	221,680
OshKosh B'Gosh	6,700	135,340
Oshkosh Truck	21,400	1,221,084
Oxford Industries	9,000	335,250
P.F. Chang's China Bistro	13,800 a,b	669,162
Panera Bread, Cl. A	16,400 a,b	615,656
Papa John's International	10,500 a	322,140
Pep Boys-Manny, Moe & Jack	36,200	506,800
Phillips-Van Heusen	16,200	360,936
Pinnacle Entertainment	18,700 a	258,060
Polaris Industries	25,500	1,423,410
Prime Hospitality	25,300 a	307,901
Quicksilver	31,700 a	805,814
RARE Hospitality International	18,150 a	483,698
Russ Berrie & Co.	10,700	215,605
Russell	19,000	319,960
Ryan's Restaurant Group	23,800 a	353,192
SCP Pool	30,525	816,239
School Specialty	13,200 a	520,212
Select Comfort	22,700 a	413,140
ShopKo Stores	15,700 a	273,337
Shuffle Master	13,100 a,b	490,726
SkyWest	32,500	489,125
Sonic	33,450 a	857,324
Standard Motor Products	11,800	178,298
Steak n Shake	16,900 a	288,652
Stein Mart	27,200 a	413,984
Stride Rite	24,500	251,125
Sturm, Ruger & Co.	17,300	155,873
TBC	12,200 a	272,548
Too	18,800 a	339,716
Toro	14,400	983,520
Tower Automotive	28,400 a,b	59,356
Tractor Supply	22,400 a	704,256
Triarc, Cl. B	33,800	387,686
WMS Industries	15,300 a,b	393,057
Wabash National	19,800 a	543,906
Winnebago Industries	19,800	685,872
Wolverine World Wide	24,200	609,840
Zale	29,800 a	837,380

			43,749,357
Consumer Staples--2.4%			
American Italian Pasta, Cl. A	9,000	b	235,350
Corn Products International	20,900		963,490
DIMON	25,200		148,428
Delta & Pine Land	20,200		540,350
Flowers Foods	25,100		648,835
Hain Celestial Group	18,500	a	327,080
J & J Snack Foods	5,600	a	240,128
Lance	17,500		282,625
Libbey	9,200		172,040
Nash Finch	9,600		301,920
Nature's Sunshine Products	8,900		135,013
Performance Food Group	26,600	a	630,420
Ralcorp Holdings	16,700		602,870
Sanderson Farms	12,200		408,090
United Natural Foods	22,300	a	593,180
WD-40	9,600		274,560
			6,504,379
Energy--8.1%			
American States Water	7,450		185,505
Atmos Energy	36,000	b	906,840
Atwood Oceanics	7,400	a	351,796
Cabot Oil & Gas	19,600		880,040
Cal Dive International	22,500	a	801,450
Carbo Ceramics	9,200		663,688
Cascade Natural Gas	6,000		127,380
Cimarex Energy	24,400	a	852,536
Dril-Quip	9,700	a	216,310
Energen	21,900		1,128,945
Frontier Oil	15,800		373,038
Headwaters	20,700	a	638,802
Hydril	13,700	a	588,415
Laclede Group	11,800		344,914
NUI	10,600	a	141,404
New Jersey Resources	16,000		662,400
Northwest Natural Gas	14,900		472,777
Oceaneering International	15,000	a	552,600
Patina Oil & Gas	39,386		1,164,644
Petroleum Development	9,300	a	407,526
Piedmont Natural Gas	22,900	b	1,006,226
Remington Oil & Gas	17,000	a	446,250
St. Mary Land & Exploration	16,400		652,884
Southern Union	46,998	a	963,463
Southwest Gas	20,400		488,580
Southwestern Energy	20,400	a	856,596
Spinnaker Exploration	19,500	a	683,280
Stone Energy	15,800	a	691,408
Swift Energy	16,000	a	383,360
TETRA Technologies	13,600	a	422,280
UGI	30,750		1,145,745
Unit	26,400	a	926,112
Veritas DGC	19,300	a	439,654
Vintage Petroleum	37,700		756,639
W-H Energy Services	14,300	a	296,725
			21,620,212
Health Care--10.5%			
Accredo Health	26,300	a	619,891

Advanced Medical Optics	20,600 a,b	815,142
Alpharma, Cl. A	30,800	563,332
American Healthways	17,800 a	518,158
American Medical Systems Holdings	18,400 a	667,368
Amerigroup	14,600 a	821,250
AmSurg	18,650 a	395,007
ArQule	9,600 a	44,352
ArthroCare	11,700 a,b	342,693
BioLase Technology	11,200 b	91,392
Biosite	8,900 a,b	435,744
Bradley Pharmaceuticals	10,200 a,b	207,570
CONMED	18,000 a	473,400
Cambrex	15,800	346,810
Cooper Cos.	18,700	1,281,885
CryoLife	7,300 a,b	52,998
Curative Health Services	10,500 a	72,135
Cyberonics	11,500 a,b	235,290
DJ Orthopedics	12,400 a	218,860
Datascope	8,400	313,320
Diagnostic Products	17,400	711,138
Enzo Biochem	20,325 a	304,875
Gentiva Health Services	11,700 a	191,529
Haemonetics	14,600 a	479,464
Hologic	11,300 a	217,751
Hooper Holmes	38,200	171,136
ICU Medical	8,600 a,b	223,944
IDEXX Laboratories	20,600 a	1,045,244
Immucor	18,800 a	465,300
Integra LifeSciences Holdings	15,700 a	504,127
Invacare	18,200	837,200
Kensey Nash	7,100 a,b	185,949
LabOne	10,400 a	303,992
MGI Pharma	40,000 a	1,067,600
Medicis Pharmaceutical, Cl. A	31,800	1,241,472
Mentor	23,200	781,376
Merit Medical Systems	15,100 a	228,161
Noven Pharmaceuticals	11,700 a	243,828
OCA	31,000 a,b	146,940
Odyssey Healthcare	21,900 a,b	388,725
Osteotech	6,800 a	26,792
Owens & Minor	22,800	579,120
Pediatrix Medical Group	14,300 a	784,355
PolyMedica	15,900	489,720
Possis Medical	9,400 a	147,204
Priority Healthcare, Cl. B	25,400 a	511,810
Province Healthcare	27,200 a	569,024
Regeneron Pharmaceuticals	27,000 a	234,360
RehabCare Group	10,400 a	239,512
ResMed	18,500 a	880,785
Respironics	20,100 a	1,074,144
Savient Pharmaceuticals	30,200 a	69,460
Sierra Health Services	16,200 a	776,466
Sola International	21,700 a	413,385
Sunrise Senior Living	11,900 a	417,928
Sybron Dental Specialties	23,300 a	691,777
Techne	23,900 a	912,502
Theragenics	20,000 a	73,000
United Surgical Partners	15,500 a	532,425

Viasys Healthcare	19,200 a	321,216
Vital Signs	8,200	262,236
		28,263,569
Interest Sensitive--16.1%		
Anchor Bancorp Wisconsin	12,200	315,980
BankAtlantic Bancorp, Cl. A	37,100	679,672
BankUnited Financial, Cl. A	18,400 a	536,360
Boston Private Financial Holdings	14,900	371,904
Brookline Bancorp	29,700	465,399
Capital Automotive	22,000	687,940
Cash America International	16,400	401,144
Centene	10,800 a	459,864
Chittenden	25,725	701,006
Colonial Properties Trust	16,900	679,718
Commercial Federal	21,600	582,768
Commercial Net Lease Realty	30,500	555,710
Community Bank System	16,000	402,080
Community First Bankshares	20,300	650,818
Delphi Financial Group, Cl. A	17,900	719,043
Dime Community Bancshares	22,300	374,640
Downey Financial	16,800	923,328
East West Bancorp	28,300	950,597
Entertainment Properties Trust	14,800	559,440
Essex Property Trust	12,700	912,495
Financial Federal	9,400 a	352,312
First Bancorp	22,750	1,098,825
First Midwest Bancorp	25,400	877,824
First Republic Bank	10,000	460,000
FirstFed Financial	10,400 a	508,352
Flagstar Bancorp	36,800	783,104
Fremont General	45,300	1,048,695
Gables Residential Trust	15,500	529,325
Glenborough Realty Trust	17,500	363,475
Gold Banc	24,800	334,552
Hilb, Rogal & Hamilton	21,300 b	771,486
Hudson United Bancorp	25,800	950,730
Investment Technology Group	21,300 a	325,890
Irwin Financial	18,800	485,416
Kilroy Realty	16,300	619,889
LandAmerica Financial Group	10,500	477,750
Lexington Corporate Properties Trust	28,300	614,393
MAF Bancorp	17,800	767,714
NCO Group	19,800 a	533,610
New Century Financial	28,150 a	1,695,193
Philadelphia Consolidated Holding	13,200 a	727,584
Piper Jaffray	12,200 a	482,998
Presidential Life	17,800	305,804
PrivateBancorp	14,200	382,832
ProAssurance	17,300 a	605,846
Provident Bankshares	18,200	610,610
RLI	13,500	506,925
Republic Bancorp	36,960	569,184
Rewards Network	16,100	107,387
Riggs National	16,900 a	375,180
SWS Group	9,600	154,368
Selective Insurance Group	17,000	632,400
Shurgard Storage Centers, Cl. A	24,800	962,240
South Financial Group	40,400	1,139,280

Southwest Bancorporation of Texas	38,200	769,348
Sovran Self Storage	9,000	352,620
Sterling Bancshares	23,600	317,420
Sterling Financial	13,820 a	487,017
Stewart Information Services	10,600	417,640
Susquehanna Bancshares	25,600	629,760
Trustco Bank	40,200	515,364
UCBH Holdings	27,600	1,078,332
UICI	26,500	867,610
Umpqua Holdings	27,200	613,632
United Bankshares	24,200	838,530
Waypoint Financial	19,550	538,993
Whitney Holding	22,900	961,800
Wintrust Financial	11,800	675,904
World Acceptance	10,800 a	251,100
Zenith National Insurance	12,300	520,413
		42,926,562

Producer Goods & Services--23.0%

A. Schulman	18,200	401,128
A.M. Castle	8,200 a	83,230
A.O. Smith	18,800	457,780
AAR	21,700 a	270,165
AMCOL International	20,600	393,872
Acuity Brands	25,600	608,512
Apogee Enterprises	16,300	210,759
Applied Industrial Technologies	11,000	393,140
AptarGroup	21,500	945,355
Arch Chemicals	13,900	396,845
Arkansas Best	14,500	530,990
Armor Holdings	19,300 a	803,073
Astec Industries	11,900 a	227,528
Baldor Electric	21,200	501,592
Barnes Group	13,400	368,098
Belden	27,400	597,320
Brady, Cl. A	14,000	682,780
Briggs & Stratton	14,500	1,177,400
Brush Engineered Materials	9,700 a	200,887
Buckeye Technologies	17,700 a	197,355
Building Materials Holding	7,500	206,400
C&D Technologies	14,200	270,084
CLARCOR	15,600	743,652
CUNO	8,900 a	513,975
Caraustar Industries	14,000 a	234,780
Carpenter Technology	14,800	706,552
Century Aluminum	19,600 a	543,508
Champion Enterprises	36,900 a	379,701
Chesapeake	14,000	336,280
Cleveland-Cliffs	5,800 a	469,046
Commercial Metals	15,600	619,632
Commonwealth Industries	10,600 a	99,004
Cubic	13,200	302,280
Curtiss-Wright	13,000	743,990
DRS Technologies	15,700 a	587,808
Deltic Timber	6,800	270,572
EDO	9,600	266,400
EGL	24,000 a	726,240
ElkCorp	11,000	305,360
Emcor Group	7,600 a	285,912

Engineered Support Systems	15,625	713,125
Florida Rock Industries	25,200	1,234,548
Forward Air	13,000 a	520,260
Gardner Denver	12,400 a	341,868
GenCorp	21,400 b	289,970
Georgia Gulf	20,300	905,177
Griffon	18,000 a	379,800
H.B. Fuller	17,000	465,800
Heartland Express	44,400	819,180
Hughes Supply	36,000	1,082,520
IDEX	28,400	964,464
IMCO Recycling	8,300 a	94,620
Insituform Technologies, Cl. A	14,300 a	266,981
Intermagnetics General	14,300 a	331,045
Ionics	10,800 a	291,600
JLG Industries	22,400	376,320
Kaman, Cl. A	15,800	188,652
Kansas City Southern	33,000 a	500,610
Kaydon	15,700	451,689
Kirby	14,500 a	582,175
Knight Transportation	30,850 a	660,807
Landstar System	17,400 a	1,021,032
Lawson Products	7,200	294,984
Lennox International	34,500	515,430
Lindsay Manufacturing	6,200	166,346
Lone Star Technologies	15,400 a	582,120
Lydall	10,600 a	98,580
M.D.C. Holdings	19,415	1,419,236
MacDermid	17,900	518,384
Manitowoc	15,300	542,538
Massey Energy	42,500	1,229,525
Maverick Tube	24,500 a	754,845
Meritage	7,700 a	605,220
Milacron	10,300 a	32,136
Moog, Cl. A	15,100 a	548,130
Mueller Industries	21,000	901,950
Myers Industries	19,202	210,262
NVR	3,800 a	2,093,800
OM Group	17,200 a	628,832
Offshore Logistics	13,700 a	471,554
Omnova Solutions	17,000 a	102,510
Penford	6,300	109,683
PolyOne	51,000 a	383,520
Pope & Talbot	7,500	132,000
Quaker Chemical	6,400	154,560
Quanex	10,800	553,824
RTI International Metals	13,500 a	261,495
Rayovac	19,400 a	511,190
Regal Beloit	15,400	372,526
Reliance Steel & Aluminum	17,900	710,630
Robins & Myers	8,200	180,400
Rock-Tenn, Cl. A	21,800	343,132
Ryerson Tull	14,000	240,380
SEACOR	10,100 a	472,175
Schweitzer-Mauduit International	8,800	285,120
Simpson Manufacturing	14,000	884,800
Skyline	5,300	212,265
Standard Pacific	19,800	1,116,126

Standex International	8,400	205,800
Steel Dynamics	29,200	1,127,704
Steel Technologies	9,900	253,608
Stewart & Stevenson Services	14,000	247,380
SurModics	7,500 a,b	178,125
Technitrol	22,900 a	446,550
Teledyne Technologies	20,200 a	505,808
Texas Industries	11,400	586,416
Thomas Industries	10,200	320,280
Timken	53,800	1,324,556
Tredegar	21,400	389,480
Triumph Group	8,300 a	280,789
URS	23,700 a	632,316
USF	16,400	588,596
United Stationers	19,400 a	841,960
Universal Forest Products	10,100	345,420
Valmont Industries	14,000	292,180
Watsco	17,600	528,528
Watts Water Technologies	17,200	461,820
Wausau-Mosinee Paper	29,700	494,505
Wellman	13,100	111,088
Wilson Greatbatch Technologies	10,000 a	178,900
Wolverine Tube	5,300 a	61,215
Woodward Governor	7,100	479,179
Yellow Roadway	27,871 a	1,306,871
		61,370,510
Services--7.8%		
ABM Industries	29,600	596,440
ADVO	17,650	546,091
Aaron Rents	27,000	587,520
Administaff	16,500 a	193,050
Arbitron	18,200 a	666,302
Boston Communications Group	9,300 a	81,561
Bowne & Co.	20,100	261,099
CACI International, Cl. A	17,000 a	897,260
CDI	12,500	256,250
Central Parking	18,000	237,960
Cerner	20,700 a,b	895,482
Chemed	6,700	373,458
Ciber	33,200 a	249,664
Consolidated Graphics	8,100 a	339,390
Cross Country Healthcare	20,000 a	310,000
Daktronics	11,400 a	278,730
Digital Insight	20,000 a	272,600
eFunds	29,000 a	539,110
4Kids Entertainment	8,800 a	177,760
FactSet Research Systems	18,900	910,980
FindWhat.com	17,100 a	320,283
G & K Services, Cl. A	13,200	524,568
Global Payments	22,100	1,183,455
Heidrick & Struggles International	12,500 a	360,250
Information Holdings	10,600 a	288,638
Insurance Auto Auction	7,700 a	132,055
Intrado	9,500 a	96,045
John H. Harland	18,200	570,570
Labor Ready	25,200 a	353,304
MAXIMUS	13,400 a	386,054
MICROS Systems	12,000 a	600,840

ManTech International, Cl. A	17,300 a	323,856
MemberWorks	5,000 a,b	131,200
Mobile Mini	6,700 a	166,160
NDCHealth	19,700	316,185
PAREXEL International	15,400 a	301,840
PRG-Schultz International	28,300 a	162,442
Paxar	23,300 a	528,444
Pegasus Solutions	8,000 a	95,360
Pharmaceutical Product Development	32,300 a	1,162,800
Pre-Paid Legal Services	10,600 a,b	272,208
Shaw Group	31,400 a	376,800
Sourcecorp	9,000 a	199,260
Spherion	28,200 a	220,524
Standard Register	13,200	138,600
StarTek	9,200	288,512
Tetra Tech	31,700 a	401,639
Thomas Nelson	10,300	201,365
Viad	13,600	322,728
Volt Information Sciences	10,500 a	302,085
Waste Connections	27,150 a	860,112
Watson Wyatt & Company Holdings	20,200	531,260
		20,790,149
Technology--14.3%		
ANSYS	9,800 a	487,354
ATMI	16,300 a	333,824
Actel	12,700 a	193,040
Adaptec	62,300 a,b	473,480
Advanced Energy Industries	17,300 a	160,717
Aeroflex	41,600 a	439,712
Agilysys	22,000	380,380
Alliance Semiconductor	10,200 a	35,292
Analogic	8,500 a	354,365
Anixter International	22,500 a	789,525
Applied Signal Technology	7,200	230,328
Artesyn Technologies	23,200 a	231,536
Audiovox, Cl. A	12,400 a	208,816
Avid Technology	19,900 a	932,713
Axcelis Technologies	60,000 a	496,800
BEI Technologies	9,300	254,820
Bel Fuse, Cl. B	8,600	284,488
Bell Microproducts	18,000 a	139,680
Benchmark Electronics	23,700 a	706,260
Black Box	10,700	395,365
Brooks Automation	23,600 a	333,940
Brooktrout Technology	4,900 a	44,394
C-COR.net	27,700 a	234,065
CTS	21,600	272,160
Captaris	17,800 a	75,828
Carreker	15,400 a	117,194
Catapult Communications	9,200 a	173,328
Checkpoint Systems	21,800 a	339,426
Cognex	26,200	686,440
Coherent	17,300 a	448,762
Cohu	12,100	178,838
Coinstar	13,400 a	312,220
Concord Communications	6,500 a	58,013
Cymer	20,400 a	584,664
DSP Group	16,900 a	355,745

Dendrite International	24,200 a	390,104
Digi International	13,600 a	155,448
Dionex	12,700 a	694,690
DuPont Photomasks	7,500 a	127,800
EPIQ Systems	10,400 a,b	162,032
ESS Technology	29,100 a	199,335
Electro Scientific Industries	17,800 a	308,830
Esterline Technologies	12,400 a	379,316
Exar	21,500 a	304,440
FEI	16,000 a	316,160
FLIR Systems	19,000 a	1,111,500
FileNet	22,900 a	399,834
Gerber Scientific	15,000 a	98,850
Global Imaging Systems	13,400 a	416,472
Harmonic	31,200 a	207,480
Helix Technology	15,000	203,925
Hutchinson Technology	14,800 a	395,604
Hyperion Solutions	22,900 a	778,371
Imagistics International	9,200 a	309,120
Input/Output	41,400 a	426,834
Inter-Tel	15,400	332,948
Internet Security Systems	27,700 a	470,900
InVision Technologies	10,700 a	481,393
Itron	10,500 a	183,225
JDA Software Group	14,500 a	156,890
j2 Global Communications	15,700 a	495,963
Keithley Instruments	9,600	167,520
Kopin	32,500 a	132,275
Kronos	18,200 a	806,078
Kulicke & Soffa Industries	32,000 a	180,800
Littelfuse	13,400 a	462,702
MRO Software	15,000 a	150,000
Manhattan Associates	17,500 a	427,350
MapInfo	12,300 a	132,840
Meade Instruments	14,500 a	45,095
Mercury Computer Systems	12,500 a	336,500
Methode Electronics, Cl. A	21,500	274,985
Microsemi	32,900 a	463,890
NYFIX	20,000 a,b	121,600
Netegrity	21,500 a	161,465
Network Equipment Technologies	9,500 a	62,795
PC-Tel	12,800 a	105,728
Park Electrochemical	13,900	294,680
Pericom Semiconductor	11,800 a	113,988
Phoenix Technologies	12,600 a	62,874
Photon Dynamics	8,300 a	168,490
Photronics	21,800 a	362,316
Pinnacle Systems	33,600 a	140,112
Planar Systems	11,800 a	132,278
Power Integrations	17,000 a	347,310
Progress Software	21,400 a	425,860
Radiant Systems	13,500 a	54,270
RadiSys	11,100 a	154,845
Rogers	9,800 a	416,402
Roper Industries	20,900	1,200,914
Roxio	11,300 a,b	58,082
Rudolph Technologies	7,600 a	127,224
SBS Technologies	9,600 a	117,120

SCM Microsystems	2,500 a	6,850
SPSS	9,700 a	129,301
ScanSource	7,100 a	452,980
Serena Software	25,300 a	423,269
Skyworks Solutions	91,000 a	864,500
Sonic Solutions	13,200 a	215,424
Standard Microsystems	14,200 a	248,642
Supertex	10,500 a	204,015
Symmetricom	22,300 a	210,958
Synaptics	14,000 a	282,240
TALX	8,000	184,720
THQ	23,300 a	453,418
Take-Two Interactive Software	26,200 a	860,670
Three-Five Systems	1,000 a	2,740
Tollgrade Communications	6,100 a	53,619
Trimble Navigation	29,200 a	922,720
Ultratech	10,500 a	164,535
Varian Semiconductor Equipment Associates	21,700 a	670,530
Veeco Instruments	15,900 a	333,423
Verity	20,600 a	265,328
ViaSat	14,300 a	287,430
Vicor	24,400	246,684
WebEx Communications	25,100 a,b	547,682
Websense	14,000 a	583,380
X-Rite	12,800	186,496
Zix	10,900 a,b	49,922
		38,310,840
Utilities--1.4%		
Avista	29,400	532,140
CH Energy Group	9,500	435,100
Central Vermont Public Service	7,300	146,803
Cleco	27,100	467,204
Commonwealth Telephone Enterprises	12,500 a	544,375
El Paso Electric	27,000 a	433,890
General Communication, Cl. A	29,500 a	266,975
Green Mountain Power	3,000	78,150
UIL Holdings	8,400	413,196
UniSource Energy	19,800	482,130
		3,799,963
Total Common Stocks		
(cost $222,446,832)		**267,335,541**

	Principal Amount($)	Value($)
Short-Term Investments--.9%		
Repurchase Agreement--.8%		
Greenwich Capital Markets, Tri-Party Repurchase Agreement, 1.75%, dated 9/30/2004, due 10/1/2004 in the amount of $2,300,112 (fully collateralized by $2,155,000 of Federal Home Loan Mortgage Corp. value $2,346,728)	2,300,000	**2,300,000**
U.S. Treasury Bills--.1%		
1.39%, 10/21/2004	200,000 c	**199,840**
Total Short-Term Investments		
(cost $2,499,846)		**2,499,840**

	Shares	Value($)
Investment of Cash Collateral for Securities Loaned--4.1%		
Registered Investment Company;		

Dreyfus Institutional Cash Advantage Plus Fund			
(cost $10,880,130)	10,880,130 d		**10,880,130**
Total Investments (cost $ 235,826,808)	**105.0%**		**280,715,511**
Liabilities, Less Cash and Receivables	**-5.0%**		**(13,472,516)**
Net Assets	**100.0%**		**267,242,995**

a Non-income producing.
b All or a portion of these securities are on loan. At September 30, 2004, the total market value of the fund's
*   securities on loan is $10,444,393 and the total market value of the collateral held by the fund is $ 10,880,130.*
c Partially held by the broker in a segregated account as collateral for open financial futures positions.
d Investment in affiliated money market mutual fund.
e Securities valuation policies and other investment related disclosures are hereby incorporated by reference
*   the annual and semi-annual reports previously filed with the Securities and Exchange on Form N-CSR.*

Statement of Financial Futures
September 30,2004 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)
Financial Futures Long		
Russell 2000	5	1,435,000

	Expiration	Unrealized Appreciation at 9/30/2004 ($)
	December 2004	**12,125**

Dreyfus Investment Portfolios, Technology Growth Portfolio
Statement of Investments
September 30, 2004(Unaudited)

Common Stock-96.0%	Shares		Value($)
Computer Services-4.9%			
Accenture	95,300	a	2,577,865
Automatic Data Processing	74,700		3,086,604
			5,664,469
Data Storage-4.8%			
EMC	170,000	a	1,961,800
Network Appliance	154,700	a	3,558,100
			5,519,900
Hardware-6.8%			
Dell	134,700	a	4,795,320
Lexmark International	36,100	a	3,032,761
			7,828,081
Health Care-9.4%			
Amgen	41,600	a	2,357,888
Genentech	46,400	a	2,432,288
Teva Pharmaceutical Industries, ADR	97,500		2,530,125
Zimmer Holdings	43,800	a	3,461,952
			10,782,253
Internet-8.8%			
eBay	45,900	a	4,220,046
GOOGLE	6,500	a	842,400
VeriSign	72,000	a	1,431,360
Yahoo!	108,200	a	3,669,062
			10,162,868
Networking-5.6%			
Cisco Systems	199,900	a	3,618,190
Juniper Networks	120,100	a	2,834,360
			6,452,550
Semiconductors-18.5%			
Intel	95,300		1,911,718
Linear Technology	76,300		2,765,112
Microchip Technology	103,100		2,767,204
QUALCOMM	92,700		3,619,008
STMicroelectronics, ADR	20,000	b	345,600
Taiwan Semiconductor Manufacturing	2,396,962		3,055,297
Texas Instruments	72,100		1,534,288

United Microelectronics, ADR	731,006 [a]	2,470,800
Xilinx	107,000	2,889,000
		21,358,027

Semiconductor Equipment-1.4%

Applied Materials	95,800 [a]	**1,579,742**

Software-21.4%

Adobe Systems	74,800	3,700,356
Check Point Software Technologies	95,800 [a]	1,625,726
Cognos	52,500 [a]	1,864,800
Electronic Arts	40,000 [a]	1,839,600
Mercury Interactive	41,200 [a]	1,437,056
Microsoft	145,200	4,014,780
Oracle	183,300 [a]	2,067,624
SAP, ADR	72,600	2,827,770
Symantec	95,000 [a]	5,213,600
		24,591,312

Telecommunication Equipment-12.5%

ADTRAN	77,500	1,757,700
Amdocs	137,100 [a]	2,992,893
Avaya	181,400 [a]	2,528,716
Comverse Technology	39,700 [a]	747,551
Corning	283,400 [a,b]	3,140,072
Motorola	180,300	3,252,612
		14,419,544

Telecommunication Services-1.9%

Verizon Communications	56,500	**2,224,970**

Total Common Stocks

(cost $98,781,770)		**110,583,716**

Other Investments-5.4%	Shares	Value($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $6,183,718)	6,183,718 [c]	**6,183,718**

Investment of Cash Collateral
for Securities Loaned-1.5%

Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund		
(cost $1,777,800)	1,777,800 [c]	**1,777,800**

Total Investments (cost $106,743,288)	**102.9%**	**118,545,234**
Liabilities, Less Cash and Receivables	**(2.9%)**	**(3,394,785)**
Net Assets	**100.0%**	**115,150,449**

a Non-income producing.

b All or a portion of these securities are on loan. At September 30, 2004 the total market value of the fund's
* securities on loan is $ 1,682,620 and the total market value of the collateral held by the fund is $1,777,800.*

c Investments in affiliated money market mutual funds.

d) Securities valuation policies and other investment related disclosures are hereby incorporated by reference the annual and
*   semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.*